Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 22, 2020, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, Purchaser will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, Purchaser cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Prevail Therapeutics Inc.

at

$22.50 per share, net in cash,

plus one non-transferable contingent value right per share,

which represents the right to receive a contingent cash payment of up to

$4.00 per share upon the achievement of a specified milestone by

Tyto Acquisition Corporation,

a wholly-owned subsidiary

of

Eli Lilly and Company

Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share (the “Closing Amount”), net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2020, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

Each CVR represents a non-tradable contractual contingent right to receive a cash payment of up to $4.00, without interest and less any required tax withholding (such amount, or such lesser amount as determined in accordance with the terms and conditions of such CVR and summarized below, the “Milestone Payment”) in accordance with the terms of a Contingent Value Rights Agreement to be entered into among Lilly, Purchaser and a rights agent mutually agreeable to Lilly and Prevail (the “CVR Agreement”). The Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Lilly or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of Prevail’s gene therapy products being researched or developed by Prevail as of the Effective Time pursuant to any of the programs known by Prevail as of immediately prior to the Effective Date as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan (the “Milestone”). If the Milestone is achieved prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 21, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 14, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Prevail, Lilly and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will be merged with and into Prevail pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Prevail continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share, including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other wholly-owned subsidiary of Lilly prior to the Effective Time, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and converted into the right to receive the Offer Price.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Tender Condition (as defined below) and the Antitrust Condition (as defined below).

The term “Expiration Date” means January 21, 2021, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Board of Directors of Prevail has unanimously: (1) approved, declared advisable and adopted the Merger Agreement; (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interests of, Prevail and the holders of the Shares; and (3) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled Expiration Date, any Offer Condition (as defined in Section 15 of the Offer to Purchase), other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser shall extend the Offer for one or more consecutive increments of up to ten business days each, until such time as such conditions have been satisfied or waived; (ii) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or The Nasdaq Stock Market LLC applicable to the Offer; and (iii) if, at the scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by Prevail, Purchaser shall), extend the Offer for one or more consecutive increments of such duration as requested by Prevail (or if not so requested, as determined by Purchaser) but not more than ten business days each (or for such longer period as may be agreed between Prevail and Lilly); provided that Prevail may not request Purchaser to, and Purchaser shall not, extend the Offer on more than three occasions. In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with Prevail’s consent. The “Outside Date” means April 13, 2021, unless otherwise extended pursuant to the terms of the Merger Agreement.

The “Minimum Tender Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned beneficially by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of the Shares outstanding as of the consummation of the Offer.

The “Antitrust Condition” means the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Transactions shall have either expired or been terminated.

If the Offer is consummated, Purchaser will not seek the approval of Prevail’s remaining stockholders before effecting the Merger. Lilly, Purchaser and Prevail have elected to have the Merger Agreement and the Transactions governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Prevail’s stockholders.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that Prevail’s prior written consent is required for Purchaser to: (i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement; (ii) change the form of consideration payable in the Offer; (iii) decrease the number of Shares sought pursuant to the Offer; (iv) amend or waive the Minimum Tender Condition; (v) add to the Offer Conditions or modify any Offer Condition in a manner adverse to the holders of Shares; (vi) except as otherwise provided in the Merger Agreement, extend the Expiration Date; or (vii) make any other change to the terms or conditions of the Offer that is adverse to holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Prevail stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for Prevail stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments in respect of the Closing Amount from Lilly and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Neither Purchaser nor Lilly will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Under no circumstances will Lilly or Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 20, 2021, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Prevail has provided Purchaser with Prevail’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Prevail’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration in the Offer or the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer.

You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Georgeson LLC (the “Information Agent”) at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (866) 277-8239

Via Email: PREVAIL@GEORGESON.COM

December 22, 2020